Writer's Direct Dial:  (516) 663-6519
Writer's Direct Fax:  (516) 663-6643
Writer's E-mail:  asilvers@rmfpc.com

August 16, 2012

Amanda Ravitz
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      Bovie Medical Corporation
Form 10-K for fiscal year ended December 31, 2011
Filed March 29, 2012
File No. 001-31885

Dear Ms. Ravitz:

On behalf of Bovie Medical Corporation (the “Company”), we submit the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s letter dated July 26, 2012 (the “Comment Letter”) regarding the Company’s Form 10-K for fiscal year ended December 31, 2011, filed March 29, 2012 (File No. 001-31885). The comments from the Comment Letter are included below in bold. The Company’s response follows each comment. The Company shall file the following in response to the Staff’s comments: (i) Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2011 (“Amended Form 10-K”), and (ii) Form 8-K/A (“Amended Form 8-K,” and together with the Amended Form 10-K, the “Amendments”), which includes the amendments described herein.

U.S. Securities and Exchange Commission
August 16, 2012

Intellectual Property, page 5

1.
We note your disclosure on page 5 that some of your patents are nearing the end their term. In future filings, please disclose the duration of your material patents, and the nature of the claims to which those patents relate. Refer to Regulation S-K Item 101(h)(4)(vii).

Response:  In response to the comment, the Company advises the Staff that it will disclose in future filings, the duration of its material patents, and the nature of the claims to which those patents relate.

Compensation of Named Executive Officers, page 39

2.
With a view toward amended disclosure, please tell us how you determined not to discuss in this section the penalties against Mr. Citronowicz referenced in your Form 8-K filed November 29, 2011. We note, for example, the forfeiture of stock options mentioned in that document. See Regulation S-K Item 402(o)(2).

Response:  In response to the comment, the Company will amend the disclosure provided on page 39 discussing the penalties against Mr. Citronowicz upon the filing of the Amended Form 10-K.

3.	Please reconcile the information in the table on page 41 regarding Messrs. Pickett and Keen with the information in the table on page 21 of your definitive proxy statement filed May 22, 2012.

Response:  In response to the comment, the Company will amend the information provided in the table on page 41 regarding Messrs. Pickett and Keen upon the filing of the Amended Form 10-K.

Signatures, page 47

4.
In your future filings, please indicate who is signing in the capacity of principal accounting officer or controller. Refer to Form 10-K, Signatures, and comment 12 from our letter dated August 25, 2009.

Response:  In response to the comment, the Company advises the Staff that it will indicate in future filings, who is signing in the capacity of the principal accounting officer or controller.

U.S. Securities and Exchange Commission
August 16, 2012

Exhibits

5.
We note that multiple exhibits were omitted from Exhibit 99.1 to your Form 8-K on February 28, 2012. Please file those exhibits or tell us how you determined that these exhibits are not required to be filed.

Response:  In response to the comment, the Company will include all necessary exhibits to Exhibit 99.1 upon the filing of the Amended Form 8-K.

Definitive Proxy Statement on Schedule 14A filed May 22, 2012

6.
On pages 5-6 of your definitive proxy statement, you state that broker non-votes will have the same effect as an “against” vote with respect to proposals two and three and that each of those proposals requires “for” votes from the holders of a majority of shares present and entitled to vote in person or by proxy. Given this, please tell us how you determined the voting results you disclosed in the Form 8-K filed July 13, 2012, including how you determined that proposals two and three were approved by the required number of votes “for” those proposals.

Response:  In response to the comment with respect to proposal two (approval of the Company’s 2012 Share Incentive Plan), please note that the voting results disclosed in the Company’s Form 8-K, filed July 13, 2012 (7,471,354 “for,” 1,861,926 “against,” and 20,735 “abstain”) reflected the inclusion of broker non-votes for quorum but not for voting purposes.  This is consistent with Delaware and applicable New York Stock Exchange rules. Under Delaware law, in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at a stockholders meeting and entitled to vote on the subject matter shall be the act of the stockholders.  See DGCL § 216(2).  A broker non-vote occurs when the broker cannot vote any shares on a proposal in the absence of voting instructions from the beneficial owner (i.e. uninstructed shares) and the broker is not entitled to vote on those matters without instruction.  Pursuant to New York Stock Exchange Rule 452, brokers are only permitted to vote uninstructed shares on “routine matters.”  Broker non-votes with respect to “non-routine” matters are considered present for quorum purposes but are not entitled to vote on such matters.  Thus, with respect to proposal two, broker non-votes were treated as present for quorum purposes but were not given any effect for voting purposes.

In response to the comment with respect to proposal three (ratification of the Company’s auditors), please note that the voting results disclosed in the Company’s Form 8-K, filed July 13, 2012 (14,803,724 “for,” 482,117 “against,” and 227,993 “abstain”) do not reflect any broker non-votes because auditor ratification is, under applicable New York Stock Exchange rules, considered a “routine” item for which brokers are permitted to vote in the absence of shareholder instruction.  This is also consistent with applicable Delaware law as noted above.

U.S. Securities and Exchange Commission
August 16, 2012

The Company advises the Staff that the votes with respect to proposals two and three were tabulated as described on page 4 of the Definitive Proxy Statement on Schedule 14A, filed May 22, 2012 (the “Proxy Statement”).  On page 4, the Proxy Statement states that “abstentions and broker non-votes will count for purposes of determining whether a quorum exists, but not for voting purposes.” The Company notes an inconsistency in the language on page 6 of the Proxy Statement that “broker non-votes will have the same effect as an ‘Against’ vote.”

****************

The Staff requested that the Company provide the following representations in its response to the Staff comments. In connection with the Amendments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amendments; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendments; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe the foregoing information and proposed changes to the Company’s filings respond fully to the comments raised in the Comment Letter.  If you have any questions or require additional information, please contact the undersigned by telephone at (516) 663-6519.

Very truly yours,

/s/ Adam P. Silvers
ADAM P. SILVERS, ESQ.
For the Firm

cc:        Gary D. Picket,
Chief Financial Officer